SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K



  X              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
 ---                     SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000

                                        or

 ---           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 For the transition period from _____ to _____

                                _______________




             SALARY DEFERRAL SAVINGS PLAN OF ENGELHARD CORPORATION
             -----------------------------------------------------
                            (Full title of the plan)


                             ENGELHARD CORPORATION
                   (Exact name of issuer as specified in its charter)

101 WOOD AVENUE, ISELIN, NEW JERSEY                              08830
-----------------------------------                            ---------
(Address of principal executive offices)                       (Zip code)


          DELAWARE                                            22-1586002
-------------------------------                        ----------------------
(State or other jurisdiction of                             (IRS Employer
incorporation or organization)                         Identification Number)

                          Salary Deferral Savings Plan
                            of Engelhard Corporation
                               Table of Contents





                      Description                                    Page
                      -----------                                    ----

Report of Independent Public Accountants                             3

Statement of Net Assets Available for Benefits                       4
  at December 31, 2000 and 1999

Statement of Changes in Net Assets Available for Benefits            5
 for the year ended December 31, 2000


Notes to Financial Statements                                        6-12

Supplemental Schedule
  Schedule of Assets Held for Investment Purposes                   13
  at December 31, 2000

Schedule of Reportable Transactions                                 14

Consent of Independent Public Accountants                           15

                    Report of Independent Public Accountants
                    ----------------------------------------


To the Pension and Employee Benefit Committee of Engelhard Corporation:


     We have audited the accompanying statements of net assets available for benefits of the Salary Deferral Savings Plan of Engelhard Corporation (the "Plan") as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about wether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets
Held for Investment Purposes and Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2000, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP
New York, New York
June 26, 2001

              Salary Deferral Savings Plan of Engelhard Corporation
                 Statement of Net Assets Available for Benefits
                          At December 31, 2000 and 1999


                                           2000                 1999
                                           ----                 ----
Assets
------
  Investments at fair value            $196,171,485         $193,307,499

  Receivables:
     Participant Contributions              778,356              887,229
     Employer Contributions                 224,468              259,088
                                       ------------         ------------
     Total Receivables                 $  1,002,824         $  1,146,317

                                       ------------         ------------

Net Assets Available for Benefits      $197,174,309         $194,453,816
                                       ============         ============



























                 See Accompanying Notes to Financial Statements

                          Salary Deferral Savings Plan
                            of Engelhard Corporation
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2000



                                                        2000
                                                        ----

 Additions:
  Net Investment Income:
    Dividends                                       $ 10,838,559
    Interest                                           2,350,141
                                                    ------------
  Total Investment Income                             13,188,700


  Contributions:
    Participant                                       13,504,154
    Employer                                           3,062,443
    Rollover                                           1,068,735
                                                    ------------
  Total Contributions                                 17,635,332


  Net Realized Gain on Sale
     of Investments                                      143,839


  Unrealized Depreciation
     of Investments                                   (5,411,357)
                                                     ------------
  Total Additions                                     25,556,514

 Deductions:
  Distributions                                       17,183,303
  Other Expenses                                          18,936
  Asset Transfer                                       5,633,782
                                                   --------------
  Total Deductions                                    22,836,021

  Net Increase                                         2,720,493

  Net Assets Available for Benefits at               194,453,816
   Beginning of Year
                                                     ------------

  Net Assets Available for Benefits at              $197,174,309
   End of year
                                                    =============


                 See Accompanying Notes to Financial Statements

Notes to Financial Statements

Note 1 - Description of the Plan

     The Salary Deferral Savings Plan of Engelhard Corporation (the Plan), effective September 1, 1989 is designed to provide eligible employees of Engelhard Corporation (the Company) an opportunity to save part of their earnings by having the Company reduce their compensation and contribute the amount of the reduction to the Plan on a tax deferred and/or post-tax basis.

     The following plan description provides only general information. Participants of the Plan should refer to the Plan Document for a more complete description of plan provisions.

 Eligibility
 -----------

     Except as specifically included or excluded by the Board of Directors of the Company (the Board), United States salaried employees of the Company and its wholly-owned (directly or indirectly) domestic subsidiaries and all non-collectively bargained hourly employees are eligible to participate in the Plan.

Contributions
-------------

     The Plan permits eligible employees participating in the Plan the opportunity to defer on a pretax basis up to 15 percent of their compensation, as defined, subject to certain restrictions and limitations, and to have that amount contributed to the Plan. Employees may also contribute, subject to certain restrictions and limitations, up to 10 percent of compensation to the Plan on a post-tax basis.

Matching Contributions
----------------------

     The Company will contribute, on a monthly basis, subject to certain limitations and exclusions, either cash or common stock of the Company in an amount equal to 50 percent of the first 6 percent contributed by the Participants. Participants must have completed one year of service to be eligible for a matching contribution.

Investments
-----------

     All contributions to the Plan are held and invested by Vanguard Fiduciary Trust Company (the Trustee). The Trustee maintains fifteen separate investment funds within the Plan:

              a) The Company Stock Fund consists of assets invested or held for investment in the common stock of the Company. In the event the assets cannot be immediately invested in Company common stock, the funds are invested in short-term securities pending investment in Company common stock.

              b) The Fixed Income Fund consists of assets invested in shares of the Vanguard Retirement Savings Trust. In the event the assets cannot be immediately invested in such shares or deposited as specified above, the assets are invested in direct obligations of the United States Government or agencies thereof or in obligations guaranteed as to the payment of principal and interest by the United States Government.

              c) The Windsor II Fund consists of assets invested in the Vanguard Windsor II fund, which invests primarily in stocks which seeks long-term growth and income from dividends.

              d) The Windsor Growth Fund consists of assets invested in the Vanguard Windsor Fund, which invests primarily in common stocks for the purpose of realizing long-term growth of capital and income.

              e) The Balanced Fund consists of assets invested in the Vanguard Asset Allocation Fund, which invests in stocks, bonds and cash reserves for the purpose of maximizing long-term total return with less volatility than a portfolio of common stock.

              f) The Equity Index Fund consists of assets invested in the Vanguard Growth and Income Portfolio, which invests primarily in common stocks for the purpose of realizing a total return greater than the Standard & Poor's 500 Index while maintaining fundamental investment characteristics similar to such Index.

              g) The International Growth Fund consists of assets invested in shares of the Vanguard International Growth Portfolio or such other mutual fund or funds which invest primarily in common stocks of companies based outside the United States that have above-average growth potential for the purpose of realizing long-term capital growth.

              h) The Small Cap Fund consists of assets invested in shares of the Vanguard Index Trust - Small Cap Stock Portfolio or such other mutual fund or funds which invest primarily in common stocks of small-sized companies for the purpose of providing a comparatively low-cost method of passively capturing the investment returns of small-sized companies and attempting to provide investment results that parallel the performance of the unmanaged Russell 2000 Small Stock Index.

              i) The Short-Term Bond Fund consists of assets invested in shares of the Vanguard Fixed Income Fund or Short-Term Corporate Portfolio of the Vanguard Fixed Income Securities Fund or such other mutual fund or funds which invest primarily in relatively short maturity investment-grade bonds for the purpose of providing a level of current income consistent with a two to three year average maturity while helping to preserve capital.

              j) The Prime Cap Fund consists of assets invested in the Vanguard Prime Cap fund and seeks long-term growth of capital.

              k) The Life Strategy Growth Fund consists of assets invested in the Vanguard Life Strategy Growth Portfolio. This fund invests in other Vanguard mutual funds representing a combination of stocks, bonds and reserves in order to provide growth of capital.

              l) The Life Strategy Income Fund consists of assets invested in the Vanguard Life Strategy Income Portfolio. This fund invests in other Vanguard mutual funds representing a combination of stocks, bonds and reserves in order to provide current income.

              m) The Life Strategy Conservative Growth Fund consists of assets invested in the Vanguard Life Strategy Conservative Growth Portfolio. This fund invests in other Vanguard mutual funds representing a combination of stocks, bonds, and reserves in order to provide current income and a low to moderate growth of capital.

              n) The Vanguard U.S. Growth Portfolio seeks to provide long-term capital appreciation by investing in common stocks of companies with above-average growth potential for the purpose of seeking long-term capital growth.

              o) The Life Strategy Moderate Growth Fund consists of assets invested in the Vanguard Life Strategy Moderate Growth Portfolio. This fund invests in other Vanguard mutual funds representng a combination of stocks, bonds and reserves in order to provide growth of capital and a reasonable level of current income.

     Participants have the right to elect, subject to restrictions, the investment fund or funds in which their contributions are invested. All matching contributions are initially invested in the Company Stock Fund. The
Participants matching contributions are initially restricted and become unrestricted at the rate of 25 percent per year. Once unrestricted, funds may be moved to one of the other investment funds.

The number of Participants in each fund was as follows at December 31:

     Participants                                     2000          1999
     ------------                                    -----         -----
     Company Stock Fund                              2,541         2,620
     Fixed Income Fund                                 906         1,031
     Windsor II Fund                                   425           480
     Growth Fund (Windsor)                           1,109         1,287
     Balanced Fund                                     866           930
     Equity Index Fund                               1,222         1,230
     International Growth Fund                         540           485
     Small Cap Fund                                    445           395
     Short-Term Bond Fund                              185           216
     Prime Cap Fund                                    774           514
     Life Strategy Growth Fund                         365           342
     Life Strategy Income Fund                          61            67
     Life Strategy Conservative Growth Fund            107           103
     Vanguard U.S. Growth Portfolio                    919           762
     Life Strategy Moderate Growth Fund                264           249


    The total number of Participants in the Plan was less than the sum of the number of Participants shown above because many were participating in more than one fund.

The number of units representing Participant interests in each fund and the related net asset value per unit were as follows at December 31:

                                            2000                  1999
                                                  Value                 Value
                                        Units    per Unit     Units    per Unit
                                        -----    --------     -----    --------
Company Stock Fund                    1,589,286   $34.22    1,479,811   $31.75

Fixed Income Fund                    27,672,469     1.00   29,377,686     1.00

Windsor II Fund                         165,533    27.20      184,244    24.97

Windsor Growth Fund                   1,582,865    15.29    1,695,439    15.17

Balanced Fund                           607,210    23.67      639,661    23.80

Equity Index Fund                       647,687    32.06      679,546    37.08

International Growth Fund               219,078    18.87      194,569    22.49

Small Cap Fund                          203,583    19.44      145,196    23.60

Short Term Bond Fund                    155,803    10.65      174,132    10.53

Prime Cap Fund                          268,374    60.38      157,036    62.07

Life Strategy Growth Fund               166,702    19.59      163,296    21.41

Life Strategy Income Fund                33,787    13.00       39,779    12.82

Life Strategy Conservative Growth Fund   68,373    14.70       75,379    15.10

Vanguard U.S. Growth Portfolio          377,168    27.65      265,236    43.53

Life Strategy Moderate Growth Fund      161,238    17.24      160,284    18.18

     Included in the Statement of Net Assets Available for Benefits are non-participant directed funds that are included in the Company Stock Fund. These amounts represent the restricted portion of the employee matching contribution. The following describes the change in the balance during the year ended December 31, 2000.

               Balance @ 12/31/99       $8,548,571
               Dividends                   166,103
               Appreciation              1,179,372
               Contributions             3,062,443
               Transfer to unrestricted (2,595,152)
               Distributions              (505,644)
               Other                      (117,499)
                                        ----------
               Balance @ 12/31/00       $9,738,194

Vesting
-------
Participants at all times have a fully vested and non-forfeitable interest in their contributions and in the matching contributions allocated to their account.

Loan Provision
--------------
Participants may borrow from their Fund accounts a minimum of $1,000 up to a maximum equal to 50% of their Fund balance or $50,000, whichever is less. The loans are secured by the balance in the Participant's accounts and bear interest at a reasonable rate as determined by the Company in accordance with applicable laws and regulations. Principal and interest is paid ratably through monthly payroll deductions. Loans are generally five years in duaration unless the loan is for the purchase of a primary residence in which case the term can be up to ten years.

Termination
-----------
The Company, although it expects and intends to continue the Plan indefinitely, has reserved the right of the Board to terminate or amend the Plan.

Distributions and Withdrawals
-----------------------------
Upon termination of employment, as provided in the Plan Document, participants generally have the option of taking a distribution, rolling the balance over into another qualified plan, or leaving the money in the plan until retirement. After-tax contributions may be withdrawn at any time however the earnings on the contribution will be subject to current income taxes as well as a penalty for early withdrawal unless the Participant has reached the age of 59 1/2. All distributions are made in the form of cash except the balance in the Engelhard Company Stock Fund which may be made in the form of shares at the Participant's discretion.

The Plan under certain circumstances permits hardship withdrawals. The hardship withdrawals are only made in accordance with IRS guidlines and must be approved in advance by the Employee Benefit Plans Administrative Committee.

Note 2 -      Accounting Policies

     The accounts of the Plan are maintained on an accrual basis. Purchases and sales of investments are reflected on a trade date basis. Assets of the Plan are valued at fair value. Gains and losses on distributions to Participants and sales of investments are based on average cost.

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results may differ from those estimates.

     The Plan provides for various investment options in any combination of stocks or mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

     Certain prior year balances have been reclassified to conform to current years presentation.

Note 3 -      Income Tax Status

     The Plan and the Trust created thereunder are intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986, as amended (the
Code) and the Plan includes a cash or deferred arrangement intended to meet the requirements of Section 401(k) of the Code. The Internal Revenue Service issued a favorable determination letter dated February 28, 1996 as to the Plan's qualified status under the Code. Amounts contributed to and earned by the Plan are not taxed to the employee until a distribution from the Plan is made. In addition, the unrealized appreciation on any shares of common stock of the Company distributed to an employee is not taxed until the time of disposition of such shares. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is designed and is currently operating in compliance with the Internal Revenue Code.

Note 4 -      Administrative Expenses

     Expenses are incurred at either the fund level or the Plan level. All expenses incurred by the fund (commissions, management fees, etc.) are paid out of investor assets and are therefore netted in unrealized appreciation/depreciation of investments in the statement of changes in net assets available for benefits. Loan administration expenses are included in other expenses in the statement of changes in net assets available for benefits. Commissions on the purchase of Engelhard Corporation stock incurred when such purchases are made in the stock market are netted in unrealized appreciation/drepreciation of investments in the statement of changes in net assets avaialable for benefits. The Company pays all other plan expenses.

Note 5 -      Concentrations of Credit Risk

     Investments in securities are generally exposed to various risks, such as interest rate, credit, and overall market volatility risks. Financial instruments which potentially subject the plan to concentration of credit risk consists principally of investments in the Engelhard Corporation Stock Fund. The plan limits the concentration of credit risk by allowing participants the opportunity to invest in an array of mutual funds offered by the Vanguard Group.

 Note 6 - Investments

     Investments in the common stock of the Company are valued at the readily-available, quoted market price as of the valuation date and investments in Vanguard Funds are valued based on the quoted net asset value (redemption value) of the respective investment fund as of the valuation date.

For investments exceeding 5% of Net Assets see schedule of investments.

Note 7 -      Related Party Transactions

     For the 2000 plan year, the Company transferred 172,780 treasury stock shares (representing a contribution dollar amount of $3,062,443) to Vanguard to fund the employer match. The number of shares transferred each month represented the employer matching contribution divided by the closing market price on the day the contribution was remitted.

Note 8 -      Voluntary Compliance Resolution Program

     During 1999, the Company discovered possible compliance violations with certain administrative practices of the Plan. The Company has filed under a Voluntary Compliance Resolution Program (VCRP) with the Internal Revenue Service on behalf of the Plan. The compliance issues involve failure to distribute required minimum distributions from the Plan with respect to certain Participants who have reached the age of 70 1/2. The issue effected approximately 10 Participants in the Plan. The VCRP is pending approval from the Internal Revenue Service. The Company has taken corrective actions to prevent any further occurrences of this issue. The Company and Plan Administrator do not believe the issues will have a material effect on the financial statements.

Note 9 -      Sale of Metal Joining Business

     On September 30, 2000 the Company sold their Metal Joining Business to Wolverine Tube, Inc. In connection with the sale, $5,633,782 in assets were transferred to the Wolverine Tube, Inc. savings plan.

Note 10 -     Ommitted Schedules and Information

     The Plan has not commitments or leases in default, as defined by ERISA
Section 2520.103(b)(3)(E) for the year ended December 31, 2000.

              Salary Deferral Savings Plan of Engelhard Corporation
                 Schedule of Assets Held for Investment Purposes
                              at December 31, 2000


                         (C)Description of
     (B)Identity of      Investment Including
     Issue, Borrower,    Maturity Date, Rate of
(A)  Lessor, or          Interest, Collateral, Par                (E)Current
     Similiar Party      or Maturity Value           (D)Cost         Value
---  --------------    --------------------------- ------------  --------------
 *   Vanguard           Engelhard Corpration
                        Company Stock Fund          $45,225,293   $ 54,062,664**

 *   Vanguard           Fixed Income Fund            27,587,279     27,587,279**
                        (Retirement Savings Trust)

 *   Vanguard           Windsor II Fund               4,730,614      4,465,312

 *   Vanguard           Growth Fund                  24,227,428     24,114,366**
                        (Windsor Fund)

 *   Vanguard           Balanced Fund                12,426,637     14,312,032**
                        (Asset Allocation Fund)

 *   Vanguard           Equity Index Fund            17,518,242     20,660,370**
                        (Growth and Income Portfolio)

 *   Vanguard           International Growth          4,081,034      4,105,544
                        Portfolio

 *   Vanguard           Small Cap Fund                4,338,536      3,933,214

 *   Vanguard           Short Term Bond Fund          1,651,110      1,648,848

 *   Vanguard           Life Strategy Growth          3,127,458      3,231,574
                        Portfolio

 *   Vanguard           Prime Cap Fund               16,089,909     16,113,585**

 *   Vanguard           Life Strategy Income Portfolio  436,483        435,850

 *   Vanguard           Life Strategy Conservative      984,310        999,429
                        Growth Portfolio

 *   Vanguard           U.S. Growth Fund             13,432,730     10,343,902**

 *   Vanguard           Life Strategy Moderate        2,707,682      2,756,914
                        Growth Portfolio

 *Promissory notes from Participants                  7,400,602      7,400,602
 having interest at rates of 6.7% to 10.5%
                                                   ------------   ------------
    Total                                          $185,965,347   $196,171,485
                                                   ============   ============

**Market value is greater than 5% of Net Assets
*Represents party-in-interest

                              Engelhard Corpoation
                          Salary Deferral Savings Plan
                      Schedule of Reportable Transactions*
                          Year Ended December 31, 2000



Identity of Party    Description of Assets (include    Purchase     Selling   Historical Cost   Current Value
    Involved         interest rate and maturity in       Price       Price       of Asset         of Asset          Historical
                     the case of a loan)                                                        on Transactions     Gain(Loss)
-----------------    ------------------------------  -----------  ---------  ---------------   -----------------    ----------
Vanguard             Vanguard Growth and Income      $ 5,756,893                                 $ 5,756,893
Vanguard             Vanguard Growth and Income                   $ 6,897,502  $ 5,605,740         6,897,502        $1,291,762
Vanguard             Vanguard PRIMECAP Fund           12,428,182                                  12,428,182
Vanguard             Vanguard PRIMECAP Fund                         4,968,357    4,484,509         4,968,357           483,848
Vanguard             Vanguard U.S. Growth              7,637,963                                   7,637,963
Vanguard             Vanguard U.S. Growth                           3,959,735    3,604,838         3,959,735           354,897
Vanguard             Vanguard Windsor Fund             6,168,468                                   6,168,468
Vanguard             Vanguard Windsor Fund                          8,058,588    8,248,195         8,058,588         (189,607)
Vanguard             Vanguard Retir. Savings Trust    16,759,082                                  16,759,082
Vanguard             Vanguard Retir. Savings Trust                 18,442,409   18,442,409        18,442,409
N/A                  Engelhard Corp. Stock Fund       18,181,120                                  18,181,120
N/A                  Engelahrd Corp. Stock Fund                    15,801,098   15,010,577        15,801,098          790,521



*Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and
and Disclosure under ERISA.


                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   ------------------------------------------


     As independent public accountants, we hereby consent to the incorporation by reference of our report included in this Form 11-K, into the Company's previously filed Registration Statements File Nos.:2-72830
                                                   2-81559
                                                   2-84477
                                                   2-89747
                                                   33-28540
                                                   33-37724
                                                   33-40365
                                                   33-40338
                                                   33-43934
                                                   33-65990
                                                   333-02643
                                                   333-71439
                                                   333-39570


                                 /s/ Arthur Andersen L.L.P.






New York, New York
June 26, 2001

                                   Signature
                                   ---------

                                   Form 11-K

             Salary Deferral Savings Plan of Engelhard Corporation



     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Pension and Employee Benefit Plans Committee of Engelhard Corporation has duly caused this Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Iselin, New Jersey on this 26th day of June, 2001.









                                        /s/ John C. Hess
                                            -------------
                                        By: John C. Hess
                                            Secretary to the Committee and
                                            Vice President of Human Resources